UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-N

APPOINTMENT OF AGENT FOR

SERVICE OF PROCESS BY FOREIGN

BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR

HOLDING COMPANIES AND FINANCE

SUBSIDIARIES MAKING PUBLIC

OFFERINGS OF SECURITIES IN THE

UNITED STATES

A. Name of issuer or person filing (“Filer”):	The Bank of Nova Scotia

B. This is (select one):

☒ an original filing for the Filer

☐ an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	The Bank of Nova Scotia

Form type:	F-3

File Number (if known):	333-298611

Filed by:	The Bank of Nova Scotia

Date Filed (if filed concurrently, so indicate):	August 28, 2026, filed concurrently

D.	The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4, telephone (416) 866-3672.

E.

The Filer designates and appoints The Bank of Nova Scotia (“Agent”) located at 250 Vesey Street, New York, NY 10281, telephone (212) 225- 5000, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on August 28, 2026 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 28th day of August, 2026.

THE BANK OF NOVA SCOTIA

By:	/s/ Brandon Konigsberg
Name:	Brandon Konigsberg
Title:	Executive Vice President & Group Treasurer

This statement has been signed by the following person in the capacity indicated and on this 28th day of August, 2026.

The Bank of Nova Scotia,
As Agent for Service of Process

By:	/s/ Nicole Frew
Name:	Nicole Frew
Title:	Executive Vice President and Co-Head, Global Banking and Markets, U.S.